CHINA EDUCATION ALLIANCE, INC.
INSPECTOR'S CERTIFICATE
SPECIAL MEETING OF SHAREHOLDERS
September 27, 2007

董旭昕 (Dong Xu Xin), the inspector appointed by the Board of Directors of China Education Alliance, Inc. (the "Company"), does report that having taken the oath to conduct the voting impartially, did receive the votes of the shareholders by proxy and/or ballot, and does hereby report that:

1. 38,956,500 shares were represented in person by proxy constituting a quorum.

2. 38,956,500 shares were voted to approve the amendment to the Company's articles of incorporation.

Respectfully submitted this 27th day of September, 2007:

董旭昕 Dong Xu Xin